EXHIBIT 99.1

News Release dated May 8, 2016, Suncor Energy provides RMWB operations update

News Release

FOR IMMEDIATE RELEASE

Suncor Energy provides RMWB operations update

Calgary, Alberta (May 8, 2016) – Suncor provides the following update regarding the situation in the Regional Municipality of Wood Buffalo (RMWB).

Suncor safely moved over 10,000 people, including employees, their families and Fort McMurray residents, out of the region; shut down its RMWB operations in a controlled manner to facilitate a quick and reliable start-up and worked with government to enhance fire protection measures in the region, including building firebreaks to protect people and our assets.

Although the fire reached the southern end of our mine at our oil sands base operations, fire mitigation efforts were successful.  We continue to monitor the situation closely and current weather conditions and forecasts indicate the fire is moving east, away from our operations.

There has been no damage to Suncor’s assets. Suncor is beginning to implement its plan for a return to operations in the RMWB.  Suncor anticipates it will commence its restart once it can do so safely and depending on the availability of critical third-party pipeline infrastructure.

“We have routinely brought down assets as part of planned maintenance and safely ramped them back up within days and we believe we can do so in these circumstances,” said Steve Williams, Suncor president and chief executive officer. “Over the weekend, several hundred people including first responders, contractors and Suncor essential personnel protected our oil sands operations.  I extend my heartfelt thanks for their tireless efforts.  Because of their efforts, we’re now in a position that when it is safe to restart, we can do so quickly.”

As part of the return to operations planning, Suncor, in connection with third-party pipeline providers, is conducting a thorough assessment to ensure the critical infrastructure required to support the start-up is available and that it can safely move people back into the region.

Syncrude also completed a safe and orderly shut-down of its facilities and is in the process of planning its return to operations.

Note for Employees:

Employees, who haven’t already done so, are reminded to fill out the Employee Information Status Update or call 1-877-285-4600. To facilitate a safe start-up, we will bring employees back in a staged approach and will contact them when it is time to return to work.

Suncor continues to provide regular updates through Facebook and Twitter.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com